

Alice Davey Schroeder started her career in 1980 in Houston, Texas, at Ernst & Whinney and then, following Ernst & Whinney's merger with Arthur Young & Co., at Ernst & Young ("EY"). She served on the audit staff of EY as a Certified Public Accountant until 1991, when she joined the staff of the Financial Accounting Standards Board, the accounting standard-setting body of the United States. In 1993 she began a career on Wall Street, heading research teams for the insurance industry as a managing director at CIBC Oppenheimer, PaineWebber, and, until 2003, Morgan Stanley. She then became a Senior Advisor at Morgan Stanley while writing the best-selling biography, *The Snowball: Warren Buffett and the Business of Life*.

Since 2012 she has served as a non-executive director on public and private company boards, including Prudential plc, Bank of America Merrill Lynch International, and Natus Medical, chairing or serving as a member of the audit committee. She is currently a director of HSBC North America Holdings Inc., Dakota Gold Corporation, chairing the audit committee and serving on the nominating/governance and compensation committees, and Carbon Streaming Corporation, where she chairs the compensation committee and will serve on the audit committee until her term concludes in May 2025. She is actively involved in historic preservation and is a Councilor for American Ancestors and a board member of Oliver Ellsworth Homestead Museum.

Born in Dallas in 1956, Alice Davey Schroeder graduated with an MBA and BBA from the Red McCombs School of Business at the University of Texas at Austin.